Exhibit 99.1

CHECK-CAP LTD. ANNOUNCES $5.9 MILLION FINANCING

 ISFIYA, Israel, and BOSTON, August 8, 2016 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced that it has entered into an agreement with a single health-care focused institutional investor for a registered direct placement of $5.9 million.  The Securities Purchase Agreement provides for gross proceeds of $5.9 million, which is comprised of 643,614 ordinary shares, at a purchase price of $1.90 per share and 2,514,281 pre-funded warrants in lieu of ordinary shares, at a purchase price of $1.85 per warrant, which are exercisable for a nominal exercise price (approximately $0.05 per share).  In the event that all warrants are exercised, the total gross proceeds to the Company for this financing would be $6.0 million.

The Company intends to use the net proceeds from the offering to advance the ongoing clinical development of its preparation-free, less-invasive colorectal cancer screening system, and for general corporate purposes.

The placement is expected to close on or before August 11, 2016, subject to satisfaction of customary closing conditions.

The ordinary shares and pre-paid warrants and the ordinary shares underlying the pre-paid warrants are being offered pursuant to a shelf registration statement (File No. 333-211065), which was declared effective by the United States Securities and Exchange Commission ("SEC") on July 11, 2016.  A prospectus supplement relating to the offering will be filed with the SEC.

Chardan Capital Markets, LLC acted as the exclusive placement agent for the offering. Maxim Group LLC and Roth Capital Partners acted as financial advisors to the transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing the world’s first ingestible capsule system for preparation-free, less-invasive colorectal cancer screening.

The capsule utilizes innovative ultra-low dose X-ray and wireless communication technologies to scan the inside of the colon as it moves naturally, while the patient follows his or her normal daily routine.   After passage, the system generates a 3D map of the inner surface of the colon which enables detection of polyps and cancer.  Designed to increase the willingness of individuals to participate in recommended colorectal cancer screening, the Check-Cap system addresses many frequently-cited barriers, including laxative bowel preparation, invasiveness, and sedation. The Check-Cap system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Vivian Cervantes
PCG Advisory
 212-554-5482
vivian@pcgadvisory.com

Media
Erich Sandoval
Lazar Partners Ltd.
213-908-6226
esandoval@lazarpartners.com